

November 20, 2013

Via Facsimile
Ms. Daphne Yan Huang
Chief Financial Officer
Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

> **Re:** **Lihua International, Inc.**
> **Form 10-K For the year ended December 31, 2012**
> **Filed March 18, 2013**
> **Form 10-Q for the quarter ended September 30, 2013**
> **Filed November 12, 2013**
> **File No. 1-34445**

Dear Ms. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

1.   We note your disclosures regarding why sales volumes of CCA and copper wire products appear to exceed disclosed production capacities. We also note sales volumes of these products have continued to increase and now appear to exceed disclosed production capacities by almost 50%. Please revise future filings to disclose the percentage of copper wire products you sell with diameters less than 1.6 mm and the percentage of copper wire products you sell with diameters greater than 1.6 mm during each period presented. Also, please revise future filings to quantify copper wire production capacity for products with diameters greater than 1.6 mm.

Significant Factors Affecting Our Results of Operations, page 44

2.   Since copper prices significantly affect your business and materially impact sales prices, cost of sales, and gross profit margins, please revise future filings to provide pricing information for copper from COMEX, or a comparable source, during each period presented. As part of your copper pricing information, please disclose the average price for each period presented, the highest monthly average price, and the lowest monthly average price, indicating the referenced months.

Results of Operations, page 47

3.   In your discussions of sales you quantify the impact of changes in volumes sold and changes in average sales prices. Please revise future filings to not only quantify the impact of changes in volume and changes in price on sales, but to also analyze and discuss the reasons for the underlying changes when material and determinable.

4.   It appears that a key metric to your earnings is the spread between your average sales prices and the cost of scrap copper you purchase in any given period. Please revise future filings to disclose this key metric, along with an explanation of its calculation and an analysis explaining the reasons for material changes during each period presented.

Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies, Impairment of long-lived assets, page F-10

5.   Please revise future filings to delete the reference "including goodwill, if any" since if you had goodwill you would be required to evaluate it for impairment in accordance with ASC 350-20-35.

Form 10-Q for the Period Ended September 30, 2013

General

6.   Please also comply with the comments related to your Form 10-K in all future quarterly filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 32

7.   We note you attribute the decline in sales volumes of CCA and copper wire products during the period ended September 30, 2013 to "the temporary suspension of production for about 10 days as a result of drawing machine relocation from the old plant to a new

factory on the 30-acre site, to better streamline all wire production, and create space for new product and test equipment in the old factory." Since we assume the relocation was scheduled and known for some time, it appears to us it was a known event, likely to impact your results of operations, which should have been disclosed and discussed in prior exchange act filings. Please revise future filings to disclose and discuss known events and/or trends that may impact your results of operations on a timely basis.

Liquidity and Capital Resources, Capital expenditures, page 39

8.	In your Form 10-K, you estimated that capital spending for production equipment for new CCA cable and wire products and construction of a new site would be approximately $15-20 million during 2013. During the nine months ended September 30, 2013, we note you have spent $4.3 million for production equipment and the ongoing build out of your new 30 acre plant site. In future filings please provide more detailed disclosures regarding the current status of material capital spending projects, including, if applicable, any changes in estimated costs or expected completion dates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mind Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief